

August 16, 2012

Via E-mail
Steven Samblis
Chief Executive Officer
IC Places, Inc.
1211 Orange Ave., Suite 300
Winter Park, FL 32789

> **Re:** **IC Places, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 000-53278**

Dear Mr. Samblis:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 13

Report of Independent Registered Public Accounting Firm, page 14

1. We note that the audit report for your December 31, 2011 financial statements is dated March 26, 2011. As the report date does not appear to be correct, please obtain an updated report that contains an appropriate report date and amend your filing.

2. In your revised audit report and, if applicable, consent, please parenthetically reference IC Places, Inc. as "A development stage company."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 24

3. We note your disclosure that you have engaged Randall N. Drake, CPA as your independent auditor. We also note that on page 27 under Principal Accounting Fees and Services you state that Randall N. Drake, CPA, PA has been your principal auditor since 2008. We further note that your audit report is signed by Drake & Klein CPAs. Please tell us if and how these firms are related and clarify your disclosures accordingly.

Item 15. Exhibits, Financial Statements Schedules, page 29

4. We note that you have not provided a consent from your independent auditors as an exhibit to this Form 10-K. It appears that your Form S-8 filed February 26, 2010 may have triggered the requirement for your auditors to consent to the incorporation by reference of their audit report dated March 26, 2011 included within this Form 10-K. Please file a consent, tell us where you filed this consent, or explain to us why you do not believe a consent is required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief